

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2006

Mr. Dennis Leatherby
Senior Vice President, Finance and Treasurer
and Interim Chief Financial Officer
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

> **Re: Tyson Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2005**
> **Filed December 12, 2005**
> **File No. 1-14704**
> **Form 10-Q filed February 9, 2006**
> **Press Release dated February 17, 2004**
> **Supplemental response dated April 13, 2006**

Dear Mr. Leatherby:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2005

General

1.   Please note that you are required to file all correspondence to us as "Correspondence" on the Edgar filing system. We note that your April 13, 2006, letter was not filed on Edgar. Please file that letter, as well as future responses, promptly on Edgar.

2.   Our letter dated March 30, 2006, included the following language.

        "In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

You did not include the requested statement on your response to our comments. Please include this statement in your next response.

3.   We note your responses to our prior comments 9 through 12 in our letter dated March 30, 2006. Please advise us of the approximate dollar amount of product you exported to Cuba in fiscal 2003, and the percentage of total sales that figure represents. Advise us also of the dollar amount of your sales to third-party distributors that you understood were for the Cuban market in fiscal 2003 and 2004, and the percentage of total sales such sales represented in fiscal 2003 and 2004.

4.   Advise us of the approximate dollar amount of product sold into Iran and Syria by your indirect European subsidiaries in fiscal 2003 and 2004, and the percentage of total sales such sales represented in fiscal 2003 and 2004.

5.   Your discussion of qualitative factors bearing on the materiality of your direct and indirect sales into Cuba, Iran and Syria addresses only the legality of those sales. Please address the materiality of your sales in light of additional relevant qualitative factors, including the investor sentiment evidenced by the state legislative initiatives identified in our prior comment 11 in our letter dated March 30, 2006. Address specifically whether, notwithstanding the legality of any such sales, your sales into those countries are material to you, and may pose a material investment risk to your security holders, due to the potential impact upon your reputation and share value, of the fact that you do business, directly or indirectly, with and/or in countries identified as state sponsors of terrorism.

Financial statements

Consolidated statements of income, page 37

6. We note your response to comment 1 in our letter dated March 30, 2006. Note that paragraph 45 of SFAS 144 requires that disposal gains and losses be recognized within operating income where such a subtotal is presented. Please reclassify such transactions accordingly. Additionally, confirm to us that gains and losses from the sale of equity-method investments are presented on the same line as earnings from such investments are reported, or reclassify these activities so that they are.

Consolidated statements of cash flows, page 41

7. We note your response to comment 2 in our letter dated March 30, 2006. Confirm, if true, that "net change in other assets and liabilities" in the investing section consists of only cash activities for 2004 and 2003, and tell us whether gross cash inflows and outflows presented on a net basis in 2004 and 2003 are immaterial individually and in the aggregate.

Form 10-Q filed February 9, 2006

8. With regard to comment 8 in our letter dated March 30, 2006, please amend your 10-Q to state in clear and unqualified language whether your disclosure controls and procedures were effective or were not effective as of December 31, 2005. Normally, disclosure controls and procedures would not be effective while remediation of a material weakness is ongoing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3684 with any questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen